January 8, 2010                                                      41472.00003


Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      The Gabelli Money Market Funds (the "Company")
         Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A (33-48220)

Dear Ms. Hatch:

         This letter responds to your comments communicated by telephone on January 4, 2010, with respect to the Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A (the `Registration Statement") of the Company that was filed with the Securities and Exchange Commission (the "SEC") on November 25, 2009 (accession number 0000950123-09-065985), with respect to the Gabelli U.S. Treasury Money Market Fund (the "Fund"), the only series of the Company.

         In addition, in connection with this filing, the Company hereby states the following:

         1. The Company acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

         2. The Company acknowledges that the Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

         3. The Company represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.

         The Company's responses to your comments are reflected below. For comments that applied to both the Class AAA Shares prospectus and the Class A and Class C Shares Prospectus, we have only addressed the comment once. We have restated the substance of your comments for your ease of reference.

Comment#1 - Fees and Expenses of the Fund: You have requested that we confirm that the $5.00 Redemption Fee as set forth in the Fee Tables is a flat fee (as opposed to a percentage) and discuss when such fee is applied.

         Response#1: The Fund charges each account a $5.00 Redemption Fee for each telephone request for (i) a bank wire redemption that is under $5,000, or (ii) a redemption by check. The application of this fee is discussed in the statutory prospectus in the section entitled "Redemption of Shares."

Comment#2 - Fees and Expenses of the Fund: You have requested that we describe the $5.00 Account Closeout Fee.

         Response#2: The Fund charges each account a $5.00 Account Closeout Fee when a shareholder redeems all of their shares in the Fund, except for exchanges to other Gabelli funds or bank wires. This fee is paid to State Street (the Fund's transfer agent) and reduces the transfer agency expenses otherwise payable by the Fund. A description of this fee is set forth in the statutory prospectus in the section entitled "Redemption of Shares."

Comment#3 - Fees and Expenses of the Fund: You have requested that we add a space between the "Account Closeout Fee" and "Annual Fund Operating Expenses" in the Fee Table.

         Response#3: We have added this space.

Comment#4 - Fees and Expenses of the Fund: In footnote 1 to the Fee Table, you have requested that we discuss who can terminate the contractual fee waiver and under what circumstances.

         Response#4: We have added this disclosure to the footnotes in each Prospectus.

         The Class AAA Shares Prospectus now reads as follows:

                  "Gabelli Funds, LLC (the "Manager") has contractually agreed to waive all or a portion of its investment management fee and/or to reimburse certain expenses of the Fund to the extent necessary to maintain the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding interest, acquired fund fees and expenses, taxes and extraordinary expenses) at no more than 0.08% of the Fund's average daily net assets for Class AAA Shares. This arrangement is in effect through January 31, 2011, and may not be terminated by either the Fund or the Manager before such time. Thereafter, this arrangement may be renewed for an additional one-year period upon written agreement between the Manager and the Fund."

Comment#5 - Expense Example: You have requested that we delete the following text from the second sentence in the second paragraph under Expense Example:
"that all dividends and capital gain distributions are reinvested"

         Response#5:  We have deleted this text.

Comment#6 - Expense Example: You have noted that certain of the numbers in the Expense Example are incorrect and should be recalculated.

         Response#6: We will recalculate and restate these numbers as necessary.

Comment#7 - Performance: You have requested that we delete the third and fifth sentences in the paragraph before the bar chart.

         Response#7: We have deleted these sentences.

Comment#8 - Performance (Class A and Class C Shares Prospectus): You have requested that we present footnote 1 to the performance table in paragraph form (and not as a footnote). You have also requested that we conform the second sentence of said footnote to reflect the actual language set forth in Item 4, instruction 3(b) of Form N-1A. In addition, you have asked that we disclose the inception dates for Class A and Class C Shares in the performance table as opposed to the text below the performance table.

         Response#8: We have made these changes. The text below the performance table now reads:

                  "The returns shown for Class A and Class C Shares prior to their actual inception dates are those of the Class AAA Shares of the Fund (which are not offered by this Prospectus). All Classes of the Fund would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses."

Comment#9 - Purchase and Sale of Fund Shares: You have requested that we move the information regarding minimum initial investment and subsequent investment amounts to the beginning of this section.

         Response#9: We have made this change.

Comment#10 - Purchase and Sale of Fund Shares (Class AAA Prospectus): You have requested that we condense the information relating to how to purchase and sell shares of the Fund, in accordance with the requirements of Item 6 of Form N-1A.

         Response#10: We have made this change. This section now reads as follows:

                  "The minimum initial investment must be at least $10,000 ($3,000 for registered shareholders of other mutual funds managed by the Manager or its affiliates). The minimum initial investment is $1,000 for individual retirement accounts ("IRAs"), "Roth" IRAs, or "Coverdell" Education Savings Plans. There is no minimum initial investment in an automatic monthly investment plan. There are no subsequent minimum investments.

                  You can purchase or redeem the Fund's shares on any day the New York Stock Exchange ("NYSE") is open for trading (a "Business Day"). You may purchase or redeem Fund shares by written request via mail (The Gabelli Funds, P.O. Box 8308, Boston, MA 02266-8308), by personal delivery (The Gabelli Funds, c/o BFDS, 30 Dan Road, Canton, MA 02021-2809), or by bank wire.

                  You may also redeem Fund shares by telephone at 1-800-GABELLI (1-800-422-3554), on the Internet at www.gabelli.com, through an automatic cash withdrawal plan, or by writing checks on your account in an amount of $500 or more. Please note that Fund shares held in an IRA account may not be redeemed through the telephone or Internet."

Comment#11 - Purchase and Sale of Fund Shares: You have requested that we delete the last sentence in this section referring shareholders to additional information on purchasing and redeeming shares in the statutory prospectus.

         Response#11:  We have deleted this sentence.

Comment#12 - Payments to Broker-Dealers and Other Financial Intermediaries: You have requested that we confirm that this Fund does not pay compensation to broker-dealers or other financial intermediaries.

         Response#12: We confirm that no payments are made to broker-dealers or financial intermediaries that sell shares of this Fund.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above. Thank you.


Very truly yours,


Rachael L. Schwartz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:      Bruce N. Alpert                    Arlene Lonergan
         Gabelli Funds, LLC                 PNC Global Investment Servicing

         Peter D. Goldstein                 Christopher J. Tafone
         Gabelli Funds, LLC                 Paul, Hasting, Janofsky & Walker LLP

         Agnes Mullady                      Helen Robichaud
         Gabelli Funds, LLC                 PNC Global Investment Servicing